NO ACT

PE
12-8-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005773

January 5, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-5-11

Re: General Electric Company
Incoming letter dated December 8, 2010

Dear Mr. Mueller:

This is in response to your letter dated December 8, 2010 concerning the shareholder proposal submitted to GE by Alexander R. Lehmann. We also have received a letter from the proponent dated December 24, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Alexander R. Lehmann

*** FISMA & OMB Memorandum M-07-16 ***

January 5, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 8, 2010

The proposal directs the board to challenge management to adopt, pursue, and communicate available value creating strategies for its principal worldwide infrastructure operations and to change the company's structure so that all shareholders and new investors can own GE Capital as a separate publicly traded corporation.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations. In this regard, we note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary transactions and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ALEXANDER R. LEHMANN

*** FISMA & OMB Memorandum M-07-16 ***

12/24/10

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: General Electric Company
Shareowner Proposal of Alexander R. Lehmann
Securities Exchange Act of 1934 - Rule 14a-8
Submission of Gibson, Dunn & Crutcher LLP dated 12/8/10

Ladies and Gentlemen:

Gibson, Dunn, & Crutcher's request of 12/8/10 to exclude my proposal from GE's 2011 proxy materials is flawed. In the following response to GDC's request I shall plead respectfully that the SEC not concur with it.

Rebuttal of GDC's Analysis (p.3 of 12/8/10 submission)

I. Lehmann failed to provide the requisite eligibility to submit the proposal.

(2

2 SEC 12/24/10

A. In its letter of 12/14/10, Fidelity corrected its previous omission of two words, i.e. 'held continuously.'[1] Please see Exhibit 1. Pray that Fidelity's amended letter corrects the problem sufficiently to not exclude my proposal on the basis of GDC's analysis, item I.

B. GDC bases its request to omit on the proposal I submitted to GE's secretary on 11/3/10. A GE staff attorney found it to be deficient because allegedly it was over 500 words.

I corrected the deficiency with a revised proposal dated 11/21/10. See Exhibit D of GDC's submission.

On page 2 of its 12/8/10 letter, GDC uses the deficient proposal as basis for exclusion. It should use the revised proposal.[2] I had asked GE's staff attorney and lead director to discard the deficient version. Please see the revised proposal, Exhibit 2.

C. Again on page 2 of its submission, GDC 'requests that the Staff 'concur in our view that the proposal may be excluded.'

GE did not acknowledge my revised proposal of 11/21/10. GDC does not indicate when, how, and why GE commissioned the law firm to address the SEC. I cannot know what the view of GE's board of directors about the disposal of my proposal is. I have to assume that 'our view' is the writer's or GDC's view.

According to § 240.14a-8(j) the Company must follow procedures stated under (j)(1) and (2). GDC's submission does not state what the Company's views or those of its board of directors are, leave alone why it would be in GE's best interests if my revised proposal were excluded from its 2011 proxy: based on Rule 14a-8(f)(1) or Rule 14a-8(i)(7).

There is no indication from GE's board of directors to the effect that it desires to exclude my revised proposal.

D. I also suggest that GDC's including my personal and confidential letter to GE's lead director of 11/26/10 is improper. The envelop containing that letter was clearly marked.
In this context it is important to note that GE may mislead investors with overly optimistic public data about the company's future prospects.

Continued Rebuttal of GDC's Analysis (p. 5 of 12/8/10 Submission)

II. Proposal may be excluded because it relates to both extraordinary transactions and non-extraordinary transactions.

In the context of GE, one of the world's largest, iconic, and complex corporations, GDC's line of legal reasoning about different transaction alternatives is more than flawed because it is not in the best interest of any GE owner, as I will demonstrate.
My plea to the SEC not to exclude my proposal on GDC's claim rests on three essential arguments.

- At GE, more than at other companies, extraordinary and non-extraordinary transactions are, and always will be, inextricably linked to management's, hopefully value creating, strategies. Management executing them after board approval will, together or separately, create or destroy value for the owners. Value creation and/or destruction will always be reflected in GE's valuation and its share price.

- In no shape or form does my revised proposal relate solely to management functions or ordinary business operations. Developing a management and board culture at GE that focuses on value creating strategies in addition to growth can only be beneficial to all current owners and potential investors.

When management, with the board's oversight and approval, pursues strategies that create or destroy value, be it thru acquisitions, joint ventures or divestitures on the one hand, or thru improving operating effectiveness, competitive strategy, portfolio management, or investor strategy 3) on the other, it is the ultimate function of the board of directors to monitor and evaluate management's growth for growth's sake and/or value creating strategies. 4)

- With the future prospects and results of GE's industrial/infrastructure businesses and of GE Capital coming together in one share price, all shareowners have to bear the risk of possible future GE failure. That risk was laid bare during the past financial crisis. The combination referred to led to substantial value destruction. Given GE's current structure, the risk will continue and may with some future crisis overwhelm all efforts at value creation. Thus the risk points to GE's systemic fragility and a moral hazard. To the extent that investors cannot or will not accept that risk, expectations for GE and demand for its shares will stay low, together with its valuation and share price.

In support of this line of reasoning I offer the following: Again, GDC's request that the SEC's staff concur in 'our view,' i.e. GDC's view, that (my) proposal may be excluded from GE's 2011 proxy materials under Rule 14a-8(i)(7) is at best a supporting opinion because the reasons given concerning ordinary business operations relate to New York State Business Corporation Law, not as shareholders would view GE's best interests.

A. Here GE needs to, but GDC does not, define extraordinary and non extraordinary transactions. That definition is necessary in the context of GE's needs and opportunities as well as investor risks which differ significantly for both GE and GE Capital. It is also necessary since it must be the basis for a decision on the proposal.

Rule 14a-8(i)(7) does not distinguish between up to 100 acquisitions of GE Capital which each may be called ordinary transactions, adding however an extraordinary $100 billion or more in assets and risks.

B. GE's recent value destroying history totally blurs the line between what transactions the company or investors would consider to be extraordinary or non-extraordinary. Three examples may demonstrate that.

1. During the crisis GE needed more than $15 billion of taxpayer funds and sold $60 billion of taxpayer guaranteed debt to survive. 5)

2. Thru 9/25/08, GE repurchased $3.1 billion of its shares at $31.28/share. On 10/7/08 it sold $12.2 billion of its shares at $22.25/share to meet capital needs, diluting existing owners to save the company from failure. 6)

3. If GE Capital reaches its 2012 right-sizing(?) target of $440 billion in assets, down from $650 billion in 2009, the 'albatross during the crisis'' expects to resume paying a dividend to its parent.' 7)

These examples show, independent of what we may call all these transactions, that GE risk management did not protect the interests of investors; that risk management at GE Capital could not control what escalated into systemic risk; that the interests of regulators seeking liquidity and solvency and the interest of investors in management creating value for shareholders are related but fundamentally different. Finally they show that the management at GE Capital focuses on rightsizing when the issues are risk and risk management.

C. My revised proposal requests that GE's board of directors direct management to pursue growth and value creating strategies for all GE businesses. In that context, 'the two central considerations' underlying the policy for the ordinary business exclusion do not apply. My proposal and surely GE's board will not challenge "management's ability to run (the) company on a day-to-day basis or its flexibility to direct certain (undefined) core matters.'

Shareholders, in particular sophisticated and experienced value or growth institutional investors, however, can through their vote certainly make an informed judgement on whether or not the board should proceed with my proposal for the ultimate benefit of all shareholders.

D. The board of directors, by consistently fulfilling its most important task, namely evaluating long term strategy,8) should be willing to lead investors to pay a premium of up to 20% for such evaluations. Furthermore, 'the company's certificate of incorporation does not contain any limitation on the board of directors authority to manage the company.' Thus it can 'reinforce management's generalized obligation to maximize shareowner value.' Here that involves an extraordinarily important shift to growth and value creating ~~shift~~ strategies. 9)

E. Going forward at GE, both extraordinary and non-extraordinary transactions will never, as in the past, occur in a vacuum. They will always be inextricably linked to creating or destroying value. In the context of my revised proposal, GDC's suggested distinctions on pages 6 and 7 of its 12/8/10 letter to the SEC appear too simplistic and arbitrary.

The eight companies ~~that~~ GDC cites in support of its position to exclude my proposal do not compare in the least to GE or GE Capital, be it in terms of size, worldwide competitive scope, or 'too big to fail' potential.

1. Currently there is no evidence that continuing growth for growth's sake strategies will create future value. The pursuit of value creating strategies at all GE businesses could make the company once again one of the world's most valuable.

(11

2. Strategies alone in an industrial/finance conglomerate do not solve the structural and investor trust problem. In normal times, GE Capital is expected to support and/or subsidize the earnings of the company's industrial businesses. In crisis times, with GE 'too big to fail,' taxpayer funds were or will be needed to keep GE and GE Capital from failing. Therefore and as long as the structural systemic fragility and risk exist, value creation can be expected to remain suboptimal.

3. My revised proposal does not advocate any particular transaction for the sake of a transaction. It does not spell out available strategy options. It does not include any particular time table.

F. Investors who want to own the industrial businesses of GE only are forced to own GE Capital as well. Institutional investors surely do understand that both significant parts of this conglomerate behemoth have very different risk/reward characteristics. They can and do adjust their buy, hold, or sell decisions according to the risk tolerances of their clients. Retail investors including GE retirees or 401(k) owners may or may not understand the risk differences which should inform their investing decisions.

1. GE's board and management get paid exceedingly well to work hard in favor of creating value, thereby avoiding future failure. Therefore both should make it a high priority for GE's investor strategy to counteract lower investor expectations as a result of the black swan that occurred and create new value by allowing investors to own its two giant parts separately, giving the two new securities 'enormous appeal' by meeting the needs of different types of investors. 10)

2. Support for this position is 20 years old. Back then, analysts already challenged 'GE's ability to manage a financial services giant growing at 26% annually,' suggesting the need for the writedown of assets and sizeable cash infusions to support the unit's (GEC's) capital ratios. 11) Ever more complex and toxic derivative securities developed

since then led to many extraordinary transactions between sellers that often did not understand what they were selling and buyers worldwide who could not value these securities and did not know what they were buying. This led to what Warren Buffett predicted.

Conclusion. I plead that the SEC approve my revised proposal and let all GE shareholders from the largest (Vanguard Group with 387 million shares, as of 9/30/10) to the smallest vote on it. That would send an important signal suggesting the SEC's advocacy to protect investors. Excluding my proposal from shareholder democracy would damage the longer term valuation and pricing prospects of GE. If approved, all interested in GE's future could be the winners.

Endnotes

1) Letter from Fidelity Investments to A.R. Lehmann dated 12/14/10. Exhibit 1.
2) Proposal on 'Future Value Creation and GE Capital' by Alexander R. Lehmann, revised 11/21/10. Exhibit 2.
3) 'Rethinking Value-Based Management' by Eric Olsen, Handbook of Business Strategy, p. 286.
4) McKinsey & Company / Investor Opinion Survey, June 2000, p. 10 and 12.
5) 'The Fed's Bailout Files,' Review & Outlook, The Wall Street Journal, 12/2/10, p. A18.
6) GE 2009 Annual Report, p. 95.
7) 'GE Capital Sees Resuming Payout' by Bob Sechler, The Wall Street Journal, 12/8/10, p. B3
8) McKinsey, idem.
9) Letter from A. R. Lehmann to GE's Chairman & CEO dated 11/28/10. Exhibit 3.
10) 'All the Devils are Here,' by Bethany McLean & Joe Nocera, Portfolio/Penguin, 2010, p. 8

15 SEC 12/28/10

Endnotes, continued

11) 'Cruisin' for a Bruisin,' – 'GE May Not Escape the Woes Affecting Other Big Lenders' by David W. Tice, Barron's, 10/22/90, p. 10

Personal and Workplace Investing

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917


Fidelity
INVESTMENTS

Exhibit 1

December 14, 2010

Alexander Richard Lehmann

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Lehmann:

Thank you for contacting Fidelity Investments. This letter is in response to your request to provide proof of continuous ownership, to comply with rule: 14A-8(B) SEC act 1934.

Please allow this letter to confirm the purchase date and holding period for the 200 shares of General Electric (GE), cusip: 369604103 in your Fidelity Rollover IRA ending in

*** FISMA & OMB Memorandum M-07-16 ***

Please accept this letter as confirmation that you purchased 200.000 shares of GE, on March 19,2001, and that you held these 200 shares continuously since then. The shares have never been traded and the 200 shares were held in the account on December 10, 2010; they are still held in your rollover account as of this writing.

Please note that this correspondence is being sent to amend the letter dated November 17, 2010.

Mr. Lehmann, I hope you find this information helpful. If you have any questions regarding this issue or general inquiries for your account, please contact your Private Client Group team 365 at 800-544-5704 for assistance.

Sincerely

Linda Publicover

Linda Publicover
Private Client Operations

Our File: W148674-10DEC10

Revised 11/21/10

Exhibit 2

Alexander R. Lehmann, *** FISMA & OMB Memorandum M-07-16 *** , has notified us that he intends to present the following proposal at this year's meeting:

Future Value Creation and GE Capital

Whereas

- The last ten years were a "decade from hell" for all GE shareholders who "kept the faith" in the company's highly priced management. From 2000 to 2010E, cashflow grew less than 1% annually. However, capital rose 12.7%/year.

  As a result, the cashflow return on capital, a critical measure of value creation or destruction, declined from 15.5% to 5.2%. Free cashflow as a percent of assets fell from 4.1% to 1.7%. Market value dropped 65%.

- When the financial crisis was as its worst, GE almost lost control over its destiny. Its vaunted diversification did not help. Its current structure of seven industrial leadership franchises, adding to "the world's best infrastructure company," and a deal making, assets and risks accumulating GE Capital colossus, embodies totally different risk/reward profiles. It could not protect GE against the effects of 9/11 and the 07/09 recession. The structure also cannot protect the company against future economic cycles.

- GE's low cashflow growth and much faster capital growth suggest management pursued a growth for growth's sake strategy. That can work for the shareholders only when cash returns on capital rise relative to the cost of capital or exceed it. Therefore, management and the board of directors need to determine now whether the current structure is optimal for effective capital allocation and capital productivity. In light of GE's current growth and value creating opportunities this is critical.

- Given a $6 trillion infrastructure boom in emerging markets and huge infrastructure needs in this country, future growth and value creation opportunities worldwide must be matched with the appropriate capital resources. For optimal results, the current capital allocation and investing process require revamping.

  GE Capital, itself a value destroyer, could and should stand on its own. It would then no longer be part of GE's valuation and share price. That would allow more management focus on the "renewal" and value creation potential of the industrial businesses, leading the equity market to value GE higher.

Therefore, let GE's owners resolve that the board of directors, to increase the probability of future value creation,

a) act as the guiding star to value creation and challenge management to adopt, pursue, and communicate available value creating strategies for its principal worldwide infrastructure operations and to incentivize its top performers accordingly, and

b) change the company's structure so that all shareholders and new investors can own GE Capital as a separate publicly traded corporation, similar to Genworth Financial.

Please vote for this proposal. A change in capital allocation and structure will go far for the benefit of all shareowners.

ALEXANDER R. LEHMANN

*** FISMA & OMB Memorandum M-07-16 ***

11/28/10

Exhibit 3

Mr. Jeffrey R. Immelt
Chairman & CEO
General Electric Company
Fairfield, CT 06828

Dear Mr. Immelt,

Your law department requested that I revise the shareholder proposal I sent you with my letter of 11/4/10 down to 500 words. The revised proposal is attached, for your review.

I believe you can lead GE back to greatness for all owners if you shift decisively from growth to growth and value. Share prices correlate most with growth in value, not in earnings per share.

If you wish to discuss this, I would be pleased to meet you, at your convenience.

Sincerely yours,

A. R. Lehmann

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

December 8, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Alexander R. Lehmann
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Alexander R. Lehmann (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states (footnote omitted):

> [L]et [the Company's] owners resolve that
>
> a) The board of directors, in its role of value creator, act as the guiding star to value creation and challenge management to adopt, pursue and communicate available value creating strategies for its principal worldwide infrastructure operations and to incentivize its top performers accordingly, and
>
> b) All shareholders and new investors can own GE Capital as a separate publicly traded corporation, similar to Genworth Financial.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous ownership in response to the Company's proper request for that information; and
- Rule 14a-8(i)(7) because the Proposal relates to both extraordinary transactions and non-extraordinary transactions.

BACKGROUND

The Proponent submitted the Proposal to Company on November 4, 2010. The Proponent's submission contained several procedural deficiencies, including that he failed to provide verification of his ownership of the requisite number of Company shares. In addition, the Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities.

Accordingly, on November 12, 2010, which was within 14 days of the date the Company received the Proposal, the Company sent the Proponent a letter notifying him of the procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8. *See* Exhibit B.

The Company's records confirm delivery of the Deficiency Notice at 1:44 p.m. on November 15, 2010. *See* Exhibit C.

By letter dated November 22, 2010, the Proponent responded to the Deficiency Notice ("Proponent's Response"), a copy of which is attached hereto as Exhibit D. The Proponent's Response included a letter from Fidelity Investments dated November 17, 2010 stating that the Proponent purchased Company shares on March 19, 2001 and that the Proponent currently owns Company shares.

ANALYSIS

I. The Proposal May Be Excluded Because Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Provide The Requisite Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal." Staff Legal Bulletin No. 14 ("SLB 14") specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001).

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which specifically set forth the information listed above and attached a copy of Rule 14a-8. *See* Exhibit B.

As stated above, the Proponent's Response included a letter dated November 17, 2010 from Fidelity Investments stating that the Proponent purchased Company shares on March 19, 2001 and that the Proponent currently holds Company shares. However, the Proponent's Response fails to respond to the deficiency identified in the Deficiency Notice. Specifically, the Proponent's Response does not establish that the Proponent owned the requisite amount of Company shares continuously for the one-year period as of the date the Proposal was submitted. Read most generously, the letter from Fidelity Investments confirms only that the Proponent holds 200 shares of Company stock, that the Proponent purchased 200 shares of Company stock in 2001, and that some unspecified number of those shares are held in the Proponent's account; the letter does not state that a sufficient number of shares have been continuously held on behalf of the Proponent for at least one year prior to the date the Proposal was submitted and does not foreclose the possibility that the Proponent may have traded in shares of Company stock since his initial purchase in 2001.

Rule 14a-8(b)(2) states that a shareowner "must prove [his] eligibility to the company" to submit a proposal. The Staff previously has allowed companies, in circumstances similar to the instant case, to omit shareowner proposals pursuant to Rules 14a-8(f)(1) and 14a-8(b) where after receiving proper notice from a company the proof of ownership submitted by the shareowner failed to specifically establish that the shareowner continuously held the requisite amount of the company's securities for one year as of the date the proposal was submitted. *See Union Pacific Corp.* (avail. Jan. 29, 2010) (concurring with the exclusion of a shareowner proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Time Warner Inc.* (avail. Feb. 19, 2009); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002).

Consistent with the precedent cited above, the Proposal is excludable because the Proponent has not sufficiently demonstrated that he continuously owned the requisite number of

Company shares for the one-year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To Both Extraordinary Transactions and Non-Extraordinary Transactions.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it relates to both extraordinary transactions and non-extraordinary transactions. Rule 14a-8(i)(7) permits the omission of a shareowner proposal dealing with matters relating to a company's "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business operations" "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" underlying the policy for the ordinary business exclusion:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. . . . The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

To determine what is considered an ordinary business operation, the Staff historically looked to the law of the company's state of incorporation. See Hearing Before the Subcommittee on Securities of the Senate Committee on Banking and Currency, 85th Cong., 1st Sess., Part 1 at 118 (Mar. 5, 1957) (Report of the Securities and Exchange Commission in Response to Questions Raised by Senator Herbert H. Lehman in his Letter of July 10, 1956). The Company is a New York corporation, and under the Business Corporation Law of the State of New York ("NYBCL"), the board of directors has the authority to conduct the ordinary business of the corporation. Section 701 of the NYBCL provides that "Subject to any provision in the certificate of incorporation . . . the business of a corporation shall be managed under the direction of its board of directors . . . " The Company's certificate of incorporation does not contain any limitation on the board of directors' authority to manage the Company. The pursuit of enhanced shareowner value is one of the basic premises underlying corporate law and a board of directors of a New York corporation has no more fundamental duty than seeking ways to maximize the value of the corporation for the benefit of its shareowners.[1]

In applying Rule 14a-8(i)(7), the Staff has drawn a distinction between proposals that seek to reinforce management's generalized obligation to maximize shareowner value and those that request management to take specific steps in connection with an extraordinary corporate transaction, finding the former type excludable. Compare *First Charter Corp.* (avail. Jan. 18, 2005) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) where the proposal requested the formation of a special committee "with authority to explore strategic alternatives for maximizing shareowner value, including the sale of the Corporation") with *Viacom Inc.* (avail. Mar. 30, 2007) (proposal relating to an extraordinary transaction not a matter of ordinary business).

Moreover, the Staff has acknowledged on several occasions that a proposal is excludable under Rule 14a-8(i)(7) where "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." *Peregrine Pharmaceuticals, Inc.* (avail. July 31, 2007) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) where the proposal requested that a board committee "evaluate the strategic direction" of the company and also requested that the committee consider specific transactions, including a sale or buyout of the company). *See also Central Federal Corp.* (avail. Mar. 8, 2010) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) and stating that "proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary transactions and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7)"); *Guaranty Bancorp* (avail. Mar. 4, 2009) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) where the proposal requested that the company engage an advisory firm to develop a strategy to enhance shareowner value and also requested that such strategy include possible liquidation); *AltiGen Communications, Inc.* (avail. Nov. 16, 2006) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) where the proposal requested that the company form a special committee to enhance shareowner value, noting that the proposal related to "both extraordinary transactions and non-extraordinary transactions"); *Bristol-Myers Squibb Company* (avail. Feb. 22, 2006) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) where the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions); *Medallion Financial Corp.* (avail. May 11, 2004) (concurring with the exclusion of a

---

[1] "An officer or director must perform his or her duties in good faith and with that degree of care which an ordinarily prudent person in a like position would use under similar circumstances. He or she must be scrupulous in such performance, and he or she must act at all times in the interests of the corporation and the stockholders . . . ." New York Jurisprudence 2d § 695 (footnotes omitted) (citing New York law cases).

proposal under Rule 14a-8(i)(7) requesting that the company consult an investment bank to evaluate ways to increase shareowner value, and noting that it "appears to relate to both extraordinary transactions and non-extraordinary transactions").

In this respect, the Proposal is comparable to a proposal that the Proponent submitted to PepsiAmericas, Inc. *See PepsiAmericas, Inc.* (avail. Feb. 11, 2004). In that proposal, the Proponent asked a company's board to "assert its fiduciary duty to represent and protect all owners and direct management to pursue the company's objective to maximize shareholder value by focusing its business planning and execution on available value creating strategies," and the proposal listed a number of possible "value creating strategies." The Staff concurred that the proposal in *PepsiAmericas, Inc.* was excludable under Rule 14a-8(i)(7), regardless of whether some of the value-creating strategies also addressed in the proposal might implicate significant policy issues, because the proposal addressed ordinary business matters such as maximizing shareowner value. Likewise here, the Proposal requests that the Company's Board "act as a guiding star to value creation and challenge management to adopt, pursue and communicate available value creating strategies." In addition, much of the supporting statement in the Proposal is addressed toward the goal of pursuing value creating opportunities. Specifically, the Proponent states in the supporting statement that future value creation is an issue of the greatest importance to the Company and its shareowners and that it is the Board of Directors' duty to take a serious look at available value creating strategy and structure options. Read together with the supporting statement, the purpose and object of the Proposal relate to evaluating the Company's infrastructure and strategic alternatives for the purpose of creating shareowner value. While enhancing shareowner value is an objective that the Company's Board and management share with the Proponent, it is nonetheless the type of "core matter[] involving the company's business and operations" that is at the root of the ordinary business exception. Thus, regardless of whether an aspect of the Proposal may touch upon a non-routine transaction, because the Proposal also addresses ordinary business activities, as with the precedent cited above, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Corporate & Securities Counsel, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosure(s)

cc: Lori Zyskowski, General Electric Company
Alexander R. Lehmann

Exhibit A

ALEXANDER R. LEHMANN

*** FISMA & OMB Memorandum M-07-16 ***

11/4/10

Mr. Ralph S. Larsen
Presiding Director
GE Board of Directors
General Electric Company (W2E)
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Larsen,

After much study and debate with investors, I have submitted the attached shareowner proposal. I also take issue with the directors' belief that 'the CEO is in the best position to focus the independent directors' attention on the issues of greatest importance to the company and its shareowners.'

Quite the opposite is true: as the top representative of GE's management, Mr. Immelt is Exhibit No 1 for separating the roles of board chairman and of the top manager. The board is to uphold a fiduciary duty to all shareowners while in the past ten years management is responsible for substantial value destruction.

Given past results, future value creation is an issue of the greatest importance to the company and the owners. Therefore, it is the Board's duty, and in Mr. Immelt's and his management team's best interests as large option and stockholders, having significantly underperformed indices and major conglomerate equity competitors, to take a serious look at available value creating strategy and structure options. After all, the more focused company will be valued higher.

All members of the board should reflect on the implications for GE of Mr. Kay's article entitled 'Barbarians will always storm the gates of complexity,' (see attached). As lead director you can agree, I am sure, that GE cannot continue as is.

The future has to be about

A. R. LEHMANN & CO., INC.

3 R. S. Larsen 11/4/10

'creating and preserving shareowner value. It is this discipline and focus that drives the enduring success of the Company,' as you stated in the last annual report.

If there is no progress, then the board has no choice but to change management.

Sincerely,

J. R. Lehman

Alexander R. Lehmann, *** FISMA & OMB Memorandum M-07-16 *** has notified us that he intends to present the following proposal at this year's meeting:

Future Value Creation and GE Capital

Whereas

- The last ten years were a "decade from hell"[i] for most GE shareholders and for all who "kept the faith"[ii] in the company's highly priced management. From 2000 to 2010E, cash flow grew at less than 1% annually. However, capital rose at 12.7%/year.[iii]

  As a result, the cash flow return on capital, a critical measure of value creation or destruction, declined from 15.5% to 5.2%. Free cash flow as a percent of assets fell from 4.1% to 1.7%. Market value declined by 65%.

- When the financial crisis was as its worst, GE almost lost control over its destiny.[iv] Its vaunted diversification did not help. Its current structure of

  a) Seven industrial leadership franchises, adding to "the world's best infrastructure company"[v] and

  b) A deal making, assets and risks accumulating GE Capital colossus,

  both embodying totally different risk/reward profiles, could not protect it against the effects of 9/11/01 and the 07/09 recession. It also cannot protect it against future economic cycles.

- GE's low cash flow growth and extremely rapid capital growth suggest management pursued a growth for growth's sake strategy. That can work for the shareholders only when cash returns on capital rise relative to the cost of capital or exceed it. Therefore, the task for management and the board of directors now is to determine whether the current structure is optimal for effective capital allocation, capital productivity, and achievable cash returns on capital. In light of GE's current growth and value creating opportunities this is critical.

- For GE's infrastructure operations, the principal opportunity and challenge is to seize the $6 trillion emerging markets infrastructure boom[vi] and, to borrow Warren Buffett's phrase, to join growth and value creating strategies at the hip.

- Given the huge infrastructure opportunities worldwide, status quo thinking like "It is what it is"[vii] is no longer acceptable. A different structure is not a "surrender"[viii] to pursuing growth <u>and</u> value creation, to the benefit of all owners including management and 400,000 employee 401(k) accounts.

Therefore, let GE's owners resolve that

a) The board of directors, in its role of value creator,[ix] act as the guiding star to value creation and challenge management to adopt, pursue, and communicate available value creating strategies for its principal worldwide infrastructure operations and to incentivize its top performers accordingly, and

b) All shareholders and new investors can own GE Capital as a separate publicly traded corporation, similar to Genworth Financial.

Please vote for this proposal. A change in thinking and acting at the top about issues of future value creation will go far for the benefit of all shareowners.

---

[i] A quote from Time magazine; see GE's 2009 Annual Report, p. 1
[ii] "Another Boss Another Revolution," by Jerry Useem, Fortune, 4/5/04, p.112
[iii] Value Line, Issue 9, p. 1764,7/22/10 and 10/22/10
[iv] "Is GE Too Big for Its Own Good," by Nelson D. Schwartz, *The New York Times*, 7/22/07
[v] "Reset...Renew"/GE's 2009 Annual Report, p. 4
[vi] "The $6 Trillion Opportunity" by Nina Kimes, Fortune, 10/18/10 p. 55
[vii] "Is GE too big for its own good," op. cit.
[viii] Ibid.
[ix] "Directors: A Harsh New Reality" by Ram Charan & Geoff Colvin, Fortune, 10/18/10, p.97

Alexander R. Lehmann

FISMA & OMB Memorandum M-07-16 ***



UNITED STATES POSTAL SERVICE
1000
06828
U.S. POSTAGE
PAID
BRIARCLIFF MANO.N
10510
NOV 03, 10
AMOUNT
$0.17
00054826-02

Mr. Ralph S. Larsen
Presiding Director
GE Board of Directors
General Electric Company (W2E)
3135 Easton Turnpike
Fairfield, CT
06828

Exhibit B



Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 12, 2010

VIA OVERNIGHT MAIL
Alexander R. Lehmann

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Lehmann:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 4, 2010 your letter giving notice of your intent to present a shareowner proposal at the Company's 2011 Annual Meeting of Shareowners (the "Proposal"). It is unclear from your letter whether you were providing this notice pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 or pursuant to the advance notice provisions of the Company's By-Laws.

If you were providing notice pursuant to Rule 14a-8, please note that the Proposals contain certain procedural deficiencies, which SEC regulations require us to bring to your attention.

1. **Proof of Continuous Ownership**

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

2. Intent to Hold Shares

Under Rule 14a-8(b) of the Exchange Act, a shareowner must provide the Company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. To remedy this defect, you must submit a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2011 Annual Meeting of Shareowners.

3. Word Count

Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. To remedy this defect, you must revise the Proposal and/or supporting statement so that it does not exceed 500 words.

* * *

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you were providing notice pursuant to the advance notice provisions of the Company's By-Laws, please note that you are required to comply with Article VII of the Company's By-Laws.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and a copy of the Company's By-Laws.

Sincerely,

Lori Zyskowski

Lori Zyskowski

Enclosures

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

GIBSON DUNN

Exhibit D

ALEXANDER R. LEHMANN

*** FISMA & OMB Memorandum M-07-16 ***

11/22/10

Lori Zyskowski
Corporate & Securities Counsel, General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Lori,

Your letter of 11/12/10 received 11/15/10
Our telcon of 11/17/10

Thank you for giving me the opportunity to correct deficiencies in my proposal to Mr. Denniston on 11/3. I have revised that proposal and resubmit it to you under Rule 14a-8, as requested. Please discard the deficient proposal.

In addition, I send you Fidelity's letter of 11/17, as 1. Proof of continuous ownership, and my note to satisfy 2. Intent to hold shares. As to 3. Word Count, using Microsoft software, it came to 455 words for the attached revised proposal.

2 L. Zyrkowski 11/22/10

I hope all is in good order now and thanks you for giving this revised proposal fair consideration

Sincerely,

Alex.

ALEXANDER R. LEHMANN

*** FISMA & OMB Memorandum M-07-16 ***

11/22/10

Lori Zyskowski
Corporate & Securities Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Lori,

Your letter of 11/12/10 received 11/15/10
Our telcon of 11/17/10

2. Intent to hold shares

Under Rule 14a-8(b) of the Exchange Act, I advise General Electric Company that I intend to hold 200 shares of GE Common stock through the date of GE's 2011 shareowners meeting.

Sincerely,

Alexander R. Lehmann



Alexander R. Lehmann, *** FISMA & OMB Memorandum M-07-16 *** has notified us that he intends to present the following proposal at this year's meeting:

Future Value Creation and GE Capital

Whereas

- The last ten years were a "decade from hell" for all GE shareholders who "kept the faith" in the company's highly priced management. From 2000 to 2010E, cashflow grew less than 1% annually. However, capital rose 12.7%/year.

  As a result, the cashflow return on capital, a critical measure of value creation or destruction, declined from 15.5% to 5.2%. Free cashflow as a percent of assets fell from 4.1% to 1.7%. Market value dropped 65%.

- When the financial crisis was as its worst, GE almost lost control over its destiny. Its vaunted diversification did not help. Its current structure of seven industrial leadership franchises, adding to "the world's best infrastructure company," and a deal making, assets and risks accumulating GE Capital colossus, embodies totally different risk/reward profiles. It could not protect GE against the effects of 9/11 and the 07/09 recession. The structure also cannot protect the company against future economic cycles.

- GE's low cashflow growth and much faster capital growth suggest management pursued a growth for growth's sake strategy. That can work for the shareholders only when cash returns on capital rise relative to the cost of capital or exceed it. Therefore, management and the board of directors need to determine now whether the current structure is optimal for effective capital allocation and capital productivity. In light of GE's current growth and value creating opportunities this is critical.

- Given a $6 trillion infrastructure boom in emerging markets and huge infrastructure needs in this country, future growth and value creation opportunities worldwide must be matched with the appropriate capital resources. For optimal results, the current capital allocation and investing process require revamping.

  GE Capital, itself a value destroyer, could and should stand on its own. It would then no longer be part of GE's valuation and share price. That would allow more management focus on the "renewal" and value creation potential of the industrial businesses, leading the equity market to value GE higher.

Therefore, let GE's owners resolve that the board of directors, to increase the probability of future value creation,

a) act as the guiding star to value creation and challenge management to adopt, pursue, and communicate available value creating strategies for its principal worldwide infrastructure operations and to incentivize its top performers accordingly, and

b) change the company's structure so that all shareholders and new investors can own GE Capital as a separate publicly traded corporation, similar to Genworth Financial.

Please vote for this proposal. A change in capital allocation and structure will go far for the benefit of all shareowners.

Turn here℠

Fidelity INVESTMENTS®

FIDELITY
PRIVATE CLIENT
GROUP®

November 17, 2010

Alexander Richard Lehmann

*** FISMA & OMB Memorandum M-07-16 ***

R 11/22/10 (UPS)

Dear Mr. Lehmann:

Thank you for contacting Fidelity Investments. This letter is in response to your request to provide proof of continuous ownership, to comply with rule: 14A-8(B) SEC act 1934. I will provide the purchase date and confirm that you hold 200.000 shares of General Electric (GE), cusip: 369604103 in your Fidelity Rollover IRA ending in

Please accept this letter as confirmation you purchased 200.000 shares of GE, on March 19, 2001 and the shares are being held in your rollover account as of this writing.

Mr. Lehmann, I hope you find this information helpful. If you have any questions regarding this issue or general inquiries for your account, please contact your Private Client Group team at 800-544-5704 for assistance.

Sincerely,

Nancy Johnson

Nancy Johnson
Private Client Operations

Our File: *** FISMA & OMB Memorandum M-07-16 ***

ALEXANDER R. LEHMANN

*** FISMA & OMB Memorandum M-07-16 ***

11/26/10

Mr. Ralph S. Larsen
Presiding Director
GE Board of Directors
General Electric Company (W2E)
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Larsen,

Revised Shareholder Proposal of 11/21/10
my letter of 11/4/10

Ms. L. Zyskowski of GE's legal department noted deficiencies in the proposal I sent you with my letter of 11/4/10. I corrected them and send you now a copy of the revised proposal. Please disregard the deficient one.

I hope, Mr. Larsen, that the Board of Directors you lead will give this proposal fair consideration by recommending a vote for it, thereby defending the interests of all owners. After all, management has over the past ten years destroyed almost $330 billion of value.

To my way of thinking about GE, you and your fellow directors have a unique and huge opportunity to make a material difference in the future governance of one of America's most important and iconic companies.

In this context I need to share some data with you. Please look at GE's value destruction record as an investor and then compare it with Johnson & Johnson, the company you led successfully for many years.

2000 to 2010E	JNJ	GE
Revenue growth/yr	7.9%	1.6%
Cashflow "	9.7	.5
Capital "	11.8	12.3
Market value "	3.6	Negative

Including dividends and based on average share prices, JNJ added $52 billion in value and GE destroyed $329.2 billion. If the past were any guide, it is very clear where you or anyone would prefer to invest in.

 R. S. Larsen 11/26/10

From this comparative data we may deduce:

1. It once again proves the truth that over difficult times and all things equal, the market values more focus higher than more diversification.
2. It also makes clear that management interests and shareholder interests cannot align without serious use of, and emphasis on, available value creating strategies.
3. Importantly for the future, it confirms that the board of directors is the only protection shareholders have against any conceivable excesses of management

Now please look at Value Line's future expectations for GE. For 2010E to 2014E these approach a miracle:

	Past 10 yrs	2010E – 2014E
. Revenue growth/yr	1.6%	7.0% !!!
. Net earnings "	Neg.	27.0 !!!
. Cashflow "	.5	15.7 !!!
. Capital "	12.3	2.7 !!!

Either the VL analyst is totally off the wall or knows something that no one else knows or GE's investor relations are feeding him a phantasy turnaround.

To me, the perspective of John Kenneth Galbraith rings true here: 'The modern behemoth exists to perpetuate itself in power while incidentally earning a profit.' You and your colleagues on the board are the countervailing power. I hope and pray you will use it.

If your time allows and you are interested in a dialog about this, I would be pleased to meet with you, at your convenience. Thank you for your consideration.

Sincerely,

J. R. [signature]